Press Release

Kingtone Wirelessinfo Solution Holding Ltd Announces Director Resignation

Xi’an, China, July 15, 2011 - Kingtone Wirelessinfo Solution Holding Ltd ("Kingtone" or the "Company") (Nasdaq: KONE), a China-based software and solutions developer focused on wirelessly enabling businesses and government agencies to more efficiently manage their operations, today announced the resignation of Yiru Shi from its Board of Directors, effective July 11, 2011. Ms. Shi was Chairman of the Audit Committee and a member of the Nominating and Corporate Governance Committee and Compensation Committee. The Company would like to thank Ms. Shi for her efforts and contributions during the period she served as a director of the Company and wishes her well in her future endeavors.  As previously disclosed in a Form 6-K filed by the Company with the Securities and Exchange Commission (the “Commission”) on June 29, 2011, Mr. James Fong resigned as an independent director of the Company effective June 24, 2011. As a result of the resignation of Ms. Shi, the Company now has two vacancies on its board of directors.

On July 13, 2011, further to the Company’s receipt of the Nasdaq Staff Deficiency Letter arising from Mr. Fong’s resignation as the Company reported in the Form 6-K filed with the Commission on July 7, 2011, after the Company informed Nasdaq of Ms. Shi’s departure, the Company received a Nasdaq Staff Deficiency Letter indicating that the Company fails to comply with the majority board independence and audit committee composition requirements for continued listing set forth in Listing Rules 5605(b)(1) and 5605(c)(2), which require that each listed company maintain a board of directors comprised of a majority of independent directors and an audit committee consisting of at least three independent directors, respectively. In the deficiency letter, Nasdaq provided the Company 45 calendar days to submit a plan to regain compliance. If the plan is accepted, the Company can be granted an extension of up to 180 calendar days from the date of the deficiency letter to evidence compliance.

About Kingtone Wirelessinfo Solution Holding Ltd

Kingtone Wirelessinfo Solution Holding Ltd (Nasdaq: KONE - News) is a China-based software and solutions developer focused on wirelessly enabling businesses and government agencies to more efficiently manage their operations. The Company's products, known as mobile enterprise solutions, extend a company's or enterprise's information technology systems to include mobile participants. The Company develops and implements mobile enterprise solutions for customers in a broad variety of sectors and industries, to improve efficiencies by enabling information management in wireless environments. At the core of its many diverse packaged solutions is proprietary middleware that enables wireless interactivity across many protocols, devices and platforms.

For more information, please visit Kingtone's website at http: www.kingtoneinfo.com.  The Company routinely posts important information on its website.

Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends”, “future” and “guidance” or similar expressions. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s prospectus, dated May 14, 2010 filed with the Commission, and in documents subsequently filed by the Company from time to time with the Commission including the Company’s Transition Report on Form 20-F for the transition period from December 1, 2009 to September 30, 2010 filed with the Commission on January 20, 2011. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

Chief Financial Officer Assistant
Yao Ti
Tel:  +86-29-8826-6383
Email: tiyao@kingtoneinfo.com